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                 April 6, 2021

       Patrick Soon-Shiong
       Chief Executive Officer
       NantHealth, Inc.
       9920 Jefferson Blvd
       Culver City, CA 90232

                                                        Re: NantHealth, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 31,
2021
                                                            File No. 333-254937

       Dear Dr. Soon-Shiong:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Martin Waters, Esq.